One Chase Manhattan Plz
New York, NY 10005 T 212.859.7000 www.assurant.com

May 26, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Assurant, Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Quarter Ended March 31, 2011
File No. 1-31978

Dear Mr. Rosenberg:

Thank you for your letter dated May 13, 2011, regarding our Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011. Your comments and our responses are set forth below.

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Comment 1:

1.	We note you have entered into reinsurance agreements with Hartford Financial and John Hancock that represent a material amount of your reinsurance recoverables. Furthermore, we note that the Hartford and Hancock recoverables are material in relation to 2010 shareholders’ equity, total assets and net income. Please provide us proposed revised disclosure to be included in future periodic reports regarding your reinsurance transactions with Hartford and Hancock to include a discussion of the following:

•	the underlying business and policies ceded;

•	the material terms of the transaction that created the reinsurance liabilities;

•	the terms of the risk mitigation devices;

•	the extent to which future recoverables could increase under the agreements;

•	the company’s potential liabilities in the event that the reinsurers do not meet their obligations, and

•	whether Hartford and Hancock have been meeting their reinsurance obligations when due or whether any part of these recoverables are delinquent or in dispute.

Please also file each of the underlying agreements as an exhibit or provide an analysis as to why they are not required to be filed.

Response to Comment 1:

The Company’s reinsurance disclosure on page 47 of our 2010 Form 10-K includes references to “Item 1A—Risk Factors—Reinsurance may not be available or adequate to protect us against losses and we are subject to the credit risk of insurers,” and “Item 7A—Quantitative and Qualitative Disclosures About Market Risk—Credit Risk,” which includes information regarding the reinsurance transactions with The Hartford and John Hancock, that took place in 2001 and 2000, respectively.

These disclosures discuss the following points mentioned in Comment 1:

•	the underlying business and policies ceded;

•	the material terms of the transaction that created the reinsurance liabilities;

•	the terms of the risk mitigation devices; and

•	the company’s potential liabilities in the event that the reinsurers do not meet their obligations.

In Item 1A (page 24), the Company discloses the following:

“…in 2001 we sold the insurance operations of our Fortis Financial Group (“FFG”) division to The Hartford Financial Services Group, Inc. (“The Hartford”) and in 2000 we sold our Long Term Care (“LTC”) division to John Hancock Life Insurance Company (“John Hancock”), now a subsidiary of Manulife Financial Corporation. Most of the assets backing reserves coinsured under these sales are held in trusts or separate accounts.”

In Item 7A (page 80), the Company discloses the following:

“The Company had $4,997,316 and $4,231,734 of reinsurance recoverables as of December 31, 2010 and 2009, respectively, the majority of which are protected from credit risk by various types of risk mitigation mechanisms such as trusts, letters of credit or by withholding the assets in a modified coinsurance or co-funds-withheld arrangement. For example, reserves of $1,185,687 and $2,303,221 as of December 31, 2010 and $1,221,513 and $1,569,252 as of December 31, 2009, relating to two large coinsurance arrangements with The Hartford and John Hancock (a subsidiary of Manulife Financial Corporation), respectively, related to sales of businesses are held in trusts. If the value of the assets in these trusts falls below the value of the associated liabilities, The Hartford and John Hancock, as the case may be, will be required to put more assets in the trusts. We may be dependent on the financial condition of The Hartford and John Hancock, whose A.M. Best ratings are currently A and A+, respectively. A.M. Best recently placed a negative outlook on the financial strength ratings of John Hancock and a stable outlook on the financial strength ratings of The Hartford. For recoverables that are not protected by these mechanisms, we are dependent solely on the credit of the reinsurer. Occasionally, the credit worthiness of the reinsurer becomes questionable. See “Item 1A—Risk Factors—Risks Related to Our Company—Reinsurance may not be available or adequate to protect us against losses, and we are subject to the credit risk of reinsurers” and “—We have sold businesses through reinsurance that could again become our direct financial and administrative responsibility if the purchasing Companies were to become insolvent.” A majority of our reinsurance exposure has been ceded to companies rated A- or better by A.M. Best.”

Our disclosures do not address whether Hartford and Hancock have been meeting their reinsurance obligations when due or whether any part of these recoverables are delinquent or in dispute (one of the two remaining points in Comment 1) because John Hancock and The Hartford have been paying their obligations when due and there have been no disputes. Additionally, Note 14, Reinsurance (page F-59) discloses the following in the Business Divestitures section:

“The Company has used reinsurance to exit certain businesses, such as the disposals of FFG and LTC. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with operating segments that the Company retained. Assets supporting liabilities ceded relating to these businesses are mainly held in trusts and the separate accounts relating to FFG are still reflected in the Company’s balance sheet. If the reinsurers became insolvent, we would be exposed to the risk that the assets in the trusts and/or the separate accounts would be insufficient to support the liabilities that would revert back to us. The reinsurance recoverable from The Hartford was $1,185,687 and $1,221,513 as of December 31, 2010 and 2009, respectively. The reinsurance recoverable from John Hancock was $2,303,221 and $1,569,252 as of December 31, 2010 and 2009, respectively.

The reinsurance agreement associated with the FFG sale also stipulates that The Hartford contribute funds to increase the value of the separate account assets relating to Modified Guaranteed Annuity business sold if such value declines below the value of the associated liabilities. If The Hartford fails to fulfill these obligations, the Company will be obligated to make these payments.

In addition, the Company would be responsible for administering this business in the event of reinsurer insolvency. We do not currently have the administrative systems and capabilities to process this business. Accordingly, we would need to obtain those capabilities in the event of an insolvency of one or more of the reinsurers of these businesses. We might be forced to obtain such capabilities on unfavorable terms with a resulting material adverse effect on our results of operations and financial condition.

As of December 31, 2010, we were not aware of any regulatory actions taken with respect to the solvency of the insurance subsidiaries of The Hartford or John Hancock that reinsure the FFG and LTC businesses, and the Company has not been obligated to fulfill any of such reinsurers’ obligations.”

Based on your comment, the Company proposes to include the following additional disclosure in its future periodic reports:

“John Hancock and The Hartford have paid their obligations when due and there have been no disputes.”

Our disclosures do not discuss the extent to which future recoverables could increase under the agreements (the remaining point in Comment 1) because the recoverables relate to collateral securing the acquirors’ obligation to pay policy benefits for run-off businesses. It is possible that the recoverable for The Hartford could increase if there were a dramatic change in policyholders’ choices of investment options under the policies or if a reserve deficiency arose. However, this recoverable has been declining and we expect it to continue to decline. Additionally for The Hartford, there are assets and liabilities associated with separate accounts whereby the contract-holder, rather than the Company, primarily bears the investment risk. For John Hancock, although the recoverable balance relates to a closed block of business, the recoverable balance has been rising and is likely to continue to rise in the near term due to the nature of long-term care insurance. The premiums on long-term care insurance policies are paid in the early policy years and are expected to exceed claims paid in those years. These excess premiums are set aside to help pay claims in later years, when claims are expected to exceed premiums. Currently aggregate policyholder and claim reserves are rising as new premium receipts and interest earned continue to exceed claim payments. This trend is expected to continue in the near term. Claim payment experience, changes in reserve assumptions, or reserve deficiencies could lead to further increases in recoverables.

We believe that our current disclosures adequately describe the nature of The Hartford and John Hancock transactions and the associated risks.

The Company does not believe that it is required to file the underlying agreements with The Hartford and John Hancock. Item 601(b)(10)(ii) of SEC Regulation S-K provides that registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” unless it falls into one or more of the categories specified in such Item. As an insurance holding company that has used reinsurance arrangements to exit certain businesses, the Company considers the reinsurance arrangements with The Hartford and John Hancock to be within the ordinary course of business. Furthermore, the agreements with The Hartford and John Hancock do not fall within any of the categories in Item 601(b)(10)(ii) that would require their filing. Item 601(b)(10)(ii)(B) requires contracts “upon which the registrant’s business is substantially dependent” to be filed as exhibits. The closed block of businesses reinsured to The Hartford and John Hancock consists entirely of old policies being run off. As security for their obligations under these policies, The Hartford and John Hancock have set aside assets in trusts and/or separate accounts. Consequently, other than determining the timing of the amortization of the deferred gain liability that we recorded at the time of the sale of these businesses, the operation of these businesses no longer contributes in any way to the income of the Company or its consolidated subsidiaries. As disclosed in “Item 1A — Risk Factors” included in the Company’s 2010 Form 10-K, the Company could become responsible for administering these businesses and/or supporting the related liabilities if The Hartford and/or John Hancock were to become insolvent. While such an event could result in a material adverse effect on our results of operations and financial condition, the Company is not substantially dependent on the underlying agreements with The Hartford and John Hancock.

Comment 2:

2.	Please tell us how the $878.6 million of capital at the holding company as of December 31, 2010 was determined. From Schedule II on page F-91, it appears that your holding company has stockholders’ equity of $4,780.5 million, of which $4,708.7 million relates to your equity method investments in your subsidiaries. In your response, please clarify whether, and if so, how this amount of capital is related to statutory capital and whether your disclosed buffer of $250 million is targeted to maintain a specific financial strength or claims payment rating for you or any of your subsidiaries.

Response to Comment 2:

The Company supplementally advises the Staff that the $878.6 million of capital at the holding company, disclosed in the Liquidity and Capital Resources section of the MD&A on page 72 of our 2010 Form 10-K, consisted of cash and other liquid marketable securities held at Assurant, Inc. (“the holding company”) on December 31, 2010, that we are not otherwise holding for a specific purpose as of that date. The term “holding company capital” refers to cash and other liquid marketable securities that are available at the holding company for the full spectrum of corporate uses, including share repurchases, stockholder dividends, acquisitions, and holding company expenses. Such assets are also readily available to make subsidiary capital contributions, if needed. “Holding company capital” relates only to assets at Assurant, Inc. and is not related to the statutory capital held in our insurance subsidiaries.

The $250 million “capital buffer” to which we refer on page 72 consists of a subset of holding company capital which management currently believes is prudent to maintain to protect the Company against remote risks (such as large-scale hurricanes) that may give rise to a need for subsidiary capital contributions. Although the Company has communicated to the various rating agencies its intent to continue to hold this buffer, it is not required to do so. While the buffer may be a qualitative consideration for rating agencies, it is not designed to maintain a specific financial strength or claim payment rating. As disclosed on page 72, the A.M. Best financial strength ratings to which the Company manages are a major driver of the amount of statutory capital held in our domestic operating insurance subsidiaries.

Based on your comment, the Company proposes to include the following revised disclosure in its future periodic reports:

“As of June 30, 2011, we had approximately $X million in holding company capital. The Company uses the term “holding company capital” to represent cash and other liquid marketable securities held at Assurant, Inc., out of a total of $X million, that we are not otherwise holding for a specific purpose as of the balance sheet date, but can be used for stock repurchases, stockholder dividends, acquisitions, and other corporate purposes. $250 million of the $X million of holding company capital is intended to serve as a buffer against remote risks (such as large-scale hurricanes).”

Comment 3:

3.	Please provide us a proposed revised policy note to be included in future periodic reports that clarifies when you recognize revenue for group worksite insurance products as “when earned” is vague. Please separately reference for us the authoritative literature you rely upon to support your accounting.

Response to Comment 3:

The Company’s accounting treatment for group worksite insurance products is supported by the insurance revenue recognition guidance (FASB Codification Subtopic 944-605) for traditional long duration contracts. Paragraph 944-605-25-3 states that “because no single function or service is predominant over the periods of most types of long duration contracts, premiums shall be recognized as revenue over the premium-paying periods of the contracts when due from policyholders.”

Based on your comment, the Company proposes the following revised policy note to be included in future periodic reports:

“Revenues are recognized ratably as earned income over the premium-paying periods of the policies for the group worksite insurance products.”

Comment 4:

4.	You have investments of approximately $865 million in fixed maturity securities of states, municipalities and political subdivisions. Please provide us proposed revised disclosure to be included in future periodic reports that discloses:

•	The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and

•	The nature and primary revenue sources for your special revenue bonds.

Tell us your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Response to Comment 4:

The $865 million in fixed maturity securities of states, municipalities and political subdivisions represents less than 7% of the overall investment portfolio (see Exhibit A for a listing of our fixed maturity securities of states, municipalities and political subdivisions aggregated by state). As with all our securities, we assess the credit risk of the obligor and the likelihood of receiving all promised cash flows. This process incorporates input from credit rating agencies, using the lower of S&P or Moody’s ratings, and is based on the credit quality of the underlying obligation (i.e. financial guarantor ratings are ignored). Over 90% of the holdings in this asset class are rated AA- or higher, including $155 million of advance refunded or escrowed-to-maturity bonds (collectively referred to as pre-refunded bonds), which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest. Because of our high quality and highly rated municipal holdings, our views are typically in-line with those of the rating agencies. To the extent they are different, our internal view of the credit risk always takes precedence. The securities are highly diversified across the United States and Puerto Rico with no individual state’s exposure (including both general obligation and revenue securities) exceeding 0.5% of the overall investment portfolio. The securities include general obligation and revenue bonds issued by states, cities, counties, school districts and similar issuers. Revenue bonds account for 48% of the holdings. Excluding pre-refunded bonds, sales tax, highway, water, transit and miscellaneous (which includes bond banks, finance authorities and appropriations) provide for 80% of the revenue sources.

The Company proposes the following disclosure that will be provided in future periodic reports surrounding our fixed maturity securities of states, municipalities and political subdivisions:

“Our states, municipalities and political subdivisions holdings are highly diversified across the United States and Puerto Rico, with no individual state’s exposure (including both general obligation and revenue securities) exceeding 0.5% of the overall investment portfolio. The securities include general obligation and revenue bonds issued by states, cities, counties, school districts and similar issuers, including $155 million of advance refunded or escrowed-to-maturity bonds (collectively referred to as pre-refunded bonds), which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest. As of December 31, 2010, revenue bonds account for 48% of the holdings. Excluding pre-refunded bonds, sales tax, highway, water, transit and miscellaneous (which includes bond banks, finance authorities and appropriations) provide for 80% of the revenue sources.”

Comment 5:

5.	Please provide us a proposed revised disclosure to be included in future periodic reports that indicates which foreign governments issued the fixed maturity securities you hold and the amounts of each holding.

Response to Comment 5:

Assurant’s foreign government fixed maturity security holdings represent $649 million, or less than 5%, of the overall investment portfolio. Most of these positions are held in countries and currencies where the company has policyholder liabilities, which allow the assets and liabilities to be more appropriately matched. We limit our credit risk exposures to any issuer, including foreign governments, to no more than 1.5% of the total investment portfolio.

The Company proposes the following disclosure that will be provided in future periodic reports surrounding our foreign government investments:

“The Company’s investments in foreign government fixed maturity securities are held mainly in countries and currencies where the Company has policyholder liabilities, which allow the assets and liabilities to be more appropriately matched. At December 31, 2010, approximately 60%, 11% and 5% of the foreign government securities were held in the Canadian government/provincials, the government of Brazil and the United Kingdom of Great Britain, respectively. No other country represented more than 5% of our foreign government securities.”

Comment 6:

6.	On page F-29 you disclose $16.2 million of your unrealized losses relate to non-redeemable preferred stocks that have been in an unrealized loss position for at least 12 months. Although you classify these non-redeemable preferred stock investments as equity securities, it is unclear from your disclosure whether you use the debt security or equity security model for assessing whether an other-than-temporary impairment on these investments exists. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether you use the debt or equity security model of assessing impairment on your non-redeemable preferred stock investments and why you did not record an impairment charge. Separately reference for us the authoritative literature you rely upon to support which model you use and your impairment assessment.

Response to Comment 6:

The Company’s non-redeemable preferred stock holdings are perpetual preferred securities. Consistent with the guidance previously issued in the SEC staff letter dated October 14, 2008, the Company evaluates other-than-temporary impairment (“OTTI”) for perpetual preferred securities (“equity instruments with debt-like features”) as if they are debt securities unless there is evidence of deterioration in the credit quality of the creditor (e.g., a decrease in expected cash flows). When performing an OTTI assessment for these types of securities, we first determine whether there is evidence of a deterioration in credit quality of the issuer. If such evidence exists, the perpetual preferred security is evaluated for OTTI as an equity security and not as a debt security.

To clarify the methodology used to evaluate these securities, the Company proposes the following revised disclosure that will be provided in future periodic reports:

“The non-redeemable preferred stocks are perpetual preferred securities that have characteristics of both debt and equity securities. To evaluate these securities, we apply an impairment model similar to that used for our fixed maturity securities. As of December 31, 2010, the Company did not intend to sell these securities and it was not more likely than not that the Company would be required to sell them and no underlying cash flow issues were noted. Therefore, we did not recognize an other-than-temporary impairment on those perpetual preferred securities that had been in a continuous unrealized loss position for twelve months or more.”

Comment 7:

7.

On page 80 you disclose that $1.186 billion and $2.303 billion of reserves at December 31, 2010 related to coinsurance arrangements with The Hartford and John Hancock are held in trust and that additional assets would need to be placed in these trusts by your counterparties if the value of the assets in the trusts falls below these reserves. It therefore appears that assets in these trusts must be at least $3.489 billion yet you disclose on page F-57 that the amount of assets held in trusts or by custodians at December 31, 2010 is only $1.191 billion. Please explain to us this apparent discrepancy. In addition, please disclose the types of assets and the quality of the assets backing your reinsurance recoverable from John Hancock and The Hartford as well as the collateral held by the company related to your not rated category. Regarding the amounts held in trust or by custodians, please tell us how much relates to John Hancock, The Hartford, and your not rated category. Given your disclosure regarding the downgrade of The Hartford in 2009 and the negative outlook on the financial strength rating of John Hancock, please tell us why your allowance is appropriate.

Response to Comment 7:

The $1.191 billion of assets held in trusts or by custodians disclosed on page F-57 represents the portion of invested assets relating to reinsurance transactions that are owned by Assurant and are held in trust for the benefit of others. These trusts and custodial accounts help protect Assurant’s reinsurance counterparties from the credit risk of Assurant. In contrast, assets held in trust for the benefit of Assurant protect Assurant from the credit risk of reinsurance counterparties such as The Hartford and John Hancock. These assets are not owned by Assurant and therefore do not appear on Assurant’s balance sheet. As of December 31, 2010 John Hancock held $2.344 billion in trust for the benefit of Assurant in the form of cash and fixed income securities. As of December 31, 2010 The Hartford held $1.054 billion in trust for the benefit of Assurant in the form of cash and fixed income securities. Even following rating actions, both John Hancock and The Hartford still maintain A+ and A ratings, respectively, from A.M. Best as of December 31, 2010. An A+ rating is assigned to companies that, in the opinion of A.M. Best, have a superior ability to meet their ongoing insurance obligations. An A rating is assigned to companies that in the opinion of A.M. Best have an excellent ability to meet their ongoing insurance obligations. In view of the superior/excellent ratings of both companies, the presence of the trust accounts in place for the benefit of Assurant as well as the fact that both companies have consistently paid their reinsurance obligations when due, the Company does not carry an allowance related to reinsurance recoverables from John Hancock or The Hartford.

Comment 8:

8.	Regarding the determination of your medical loss ratio and the resulting premium rebate accrual in accordance with The Affordable Care Act, please provide us proposed revised disclosure to be included in future periodic reports that discloses the assumptions used and the effect that could result from using other reasonably likely assumptions than what you used to arrive at the ratio such as a range of reasonably likely amounts or other type of sensitivity analysis. In addition, in this proposed revised disclosure please explain why the current accrual of premium rebates of $22.4 million results in a current loss ratio of only 72.8%, as disclosed on page 44, when you disclose that the Affordable Care Act requires a minimum medical loss ratio of 80% for your products.

Response to Comment 8:

The Company proposes the following expanded disclosure to be included in future periodic reports regarding the determination of our medical loss ratio and the resulting premium rebate accrual in accordance with the Affordable Care Act. The proposed disclosure also addresses the difference between the loss ratios reported in our MD&A and those calculated under the MLR rules:

“The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, and the rules and regulations thereunder (together, “the Affordable Care Act”) was signed into law in March, 2010. One provision of the Affordable Care Act, effective January 1, 2011, established a minimum medical loss ratio (“MLR”) designed to ensure that a minimum percentage of premiums is paid for clinical services or health care quality improvement activities. The Affordable Care Act established an MLR of 80% for individual and small group business and 85% for large group business. If the actual loss ratios, calculated in a manner prescribed by the Department of Health and Human Services (“HHS”), are less than the required MLR, rebates are payable to the policyholders by August 1 of the subsequent year.

The Assurant Health loss ratio reported on page XX (the “GAAP loss ratio”) differs from the loss ratio calculated under the MLR rules (“MLR loss ratio”) specified under the Affordable Care Act. The more noteworthy differences include the fact that the MLR loss ratio is calculated separately by state and legal entity; the MLR loss ratio calculation reflects credibility adjustments for each entity, which are not applicable to the GAAP loss ratio; the MLR loss ratio calculation applies only to some of our health insurance products, while the GAAP loss ratio applies to the entire portfolio, including products not governed by the Affordable Care Act; the MLR loss ratio includes quality improvement expenses, taxes and fees; changes in reserves are treated differently in the MLR loss ratio calculation; and the MLR rebate amounts are considered adjustments to premiums for GAAP reporting whereas they are reported as additions to incurred claims in the MLR rebate estimate calculations.

Assurant Health has estimated its second quarter 2011 impact of this regulation and recorded a $XXX premium rebate accrual. The accrual was based on definitions and calculation methodologies outlined in the Interim Final Regulation from HHS released December 1, 2010 with Technical Corrections released December 29, 2010. The MLR rebate accrual was based on separate projection models for individual medical and small group business using projections of expected premiums, claims and enrollment by state, legal entity and market for medical business subject to MLR requirements for the MLR reporting year. In addition, the projection models include quality improvement expenses, state assessments and taxes but do not assume transition relief for any state.

We have estimated the 2011 full-year premium rebate accrual to be in a range of $80,000 to $90,000; however, emerging regulations and interpretations from HHS could cause the actual rebate (and the provisions we establish during the balance of the year) to differ. We will not know the actual rebate amount with certainty until mid-2012; it will be based on actual premium and claim experience for all of 2011. The estimated liability may also need to be adjusted for any further regulatory clarifications or transition relief granted for states in which we do business. The rebate is presented as a reduction of net earned premiums in the consolidated statement of operations and included in unearned premiums in the consolidated balance sheets.”

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss any of our responses, please contact me at (212) 859-7191, or John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209.

Very truly yours,

/s/ Michael J. Peninger
Michael J. Peninger

Executive Vice President and Chief Financial Officer

EXHIBIT A

State Name	Book Value	Unrealized Gain	Unrealized Loss	Market Value

Massachusetts	$44,988,240	$2,632,991	$—	$47,621,231

Georgia	43,661,989	3,404,416	(150,676)	46,915,729

Washington	40,732,436	1,333,672	(442,176)	41,623,932

Minnesota	37,377,807	2,326,742	—	39,704,549

Texas	37,624,851	1,980,777	(53,628)	39,552,000

Connecticut	36,870,028	1,155,834	(156,182)	37,869,680

Utah	36,062,783	1,740,479	—	37,803,262

New York	36,572,755	1,237,123	(29,450)	37,780,428

Kansas	33,061,536	2,578,435	—	35,639,971

Pennsylvania	33,594,105	913,499	(61,680)	34,445,924

Indiana	30,116,739	1,564,144	(51,700)	31,629,183

Delaware	31,152,334	182,923	—	31,335,257

Illinois	31,713,658	635,701	(1,336,346)	31,013,013

Maryland	30,848,915	902,024	(926,751)	30,824,188

Arizona	28,409,271	1,214,824	(310,970)	29,313,125

Missouri	24,075,176	1,353,831	(68,190)	25,360,817

Virginia	22,701,336	1,896,871	—	24,598,207

North Carolina	23,187,984	1,347,487	—	24,535,471

Ohio	22,843,809	1,266,910	—	24,110,719

Tennessee	22,294,258	1,749,072	—	24,043,330

Florida	21,838,701	859,638	(113,323)	22,585,016

California	20,034,296	1,534,722	(161)	21,568,857

Wisconsin	20,448,222	572,129	(187,608)	20,832,743

Nevada	20,013,293	307,716	(486,896)	19,834,113

Mississippi	17,934,802	864,010	—	18,798,812

Colorado	15,370,138	1,256,209	—	16,626,347

New Jersey	15,632,369	632,485	(177,943)	16,086,911

Hawaii	14,940,548	770,990	—	15,711,538

Puerto Rico	13,522,827	220,657	(7,221)	13,736,263

Alabama	5,461,752	351,593	—	5,813,345

Kentucky	5,232,202	—	(95,902)	5,136,300

South Carolina	4,086,959	200,241	—	4,287,200

Oregon	2,990,723	250,666	—	3,241,389

Arkansas	2,344,368	179,580	—	2,523,948

New Hampshire	1,651,439	120,966	—	1,772,405

Louisiana	530,292	28,819	—	559,111

Total	$829,922,941	$39,568,176	$(4,656,803)	$864,834,314